UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

The9 Limited

(Name of Issuer)

Ordinary Shares, par value $0.01 per share

American Depositary Shares, evidenced by American Depositary Receipts, each representing one

Ordinary Share

(Title of Class of Securities)

88337K104**

(CUSIP Number)

Damian Frane Juric

Director, Ark Pacific Investment

Management Limited

c/o Walkers Corporate Limited

Cayman Corporate Centre

27 Hospital Road, George Town

Grand Cayman, KY1-9008

Cayman Islands

(345) 769 3407

With a copy to: Marcia Ellis, Esq. Morrison & Foerster LLP 33/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central Hong Kong (852) 2585 0784

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing one ordinary share. No CUSIP has been assigned to the ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88337K104

1.	Names of Reporting Persons Ark Pacific Investment Management Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,928,773 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,928,773 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,928,773 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.8% (2)
14.	Type of Reporting Person (See Instructions) CO

(1)	The Ordinary Shares beneficially owned by Ark Pacific Investment Management Limited consist of 2,336,181 ADSs issuable upon conversion of convertible notes (the “Convertible Notes”) and 592,592 ADSs issuable upon exercise of warrants to purchase ADSs (the “Warrants”) in each case issuable within 60 days of the date of this Schedule 13D. One ADS represents one Ordinary Share.
(2)	This percentage is calculated based on 103,084,131 Ordinary Shares of the Issuer as reflected on the Register of Members of the Issuer delivered to Ark Pacific Special Opportunities Fund, I, L.P. on February 28, 2018 and including the conversion of Convertible Notes into 2,336,181 ADSs and the exercise of Warrants into 592,592 ADSs.

CUSIP No. 88337K104

1.	Names of Reporting Persons Ark Pacific Special Opportunities Fund I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,928,773 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,928,773 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,928,773 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.8% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)	The Ordinary Shares beneficially owned by Ark Pacific Special Opportunities Fund I, L.P. consist of 2,336,181 ADSs issuable upon conversion of convertible notes (the “Convertible Notes”) and 592,592 ADSs issuable upon exercise of warrants to purchase ADSs (the “Warrants”) in each case issuable within 60 days of the date of this Schedule 13D. One ADS represents one Ordinary Share.
(2)	This percentage is calculated based on 103,084,131 Ordinary Shares of the Issuer as reflected on the Register of Members of the Issuer delivered to Ark Pacific Special Opportunities Fund, I, L.P. on February 28, 2018 and including the conversion of Convertible Notes into 2,336,181 ADSs and the exercise of Warrants into 592,592 ADSs.

CUSIP No. 88337K104

1.	Names of Reporting Persons Ng Chi Keung Kenneth
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,928,773 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,928,773 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,928,773 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.8% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	The Ordinary Shares beneficially owned by Ng Chi Keung Kenneth consist of 2,336,181 ADSs issuable upon conversion of convertible notes (the “Convertible Notes”) and 592,592 ADSs issuable upon exercise of warrants to purchase ADSs (the “Warrants”) in each case issuable within 60 days of the date of this Schedule 13D. One ADS represents one Ordinary Share.
(2)	This percentage is calculated based on 103,084,131 Ordinary Shares of the Issuer as reflected on the Register of Members of the Issuer delivered to Ark Pacific Special Opportunities Fund, I, L.P. on February 28, 2018 and including the conversion of Convertible Notes into 2,336,181 ADSs and the exercise of Warrants into 592,592 ADSs.

EXPLANATORY NOTE

This Amendment No. 2 (“Amendment No. 2”) amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by each of the Reporting Persons on December 21, 2015, as amended pursuant to the Schedule 13D/A filed with the SEC on July 21, 2017 (“Amendment No. 1”) related to the ordinary shares, $0.01 par value per share (“Ordinary Shares”), of the Issuer. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D, as supplemented and amended by Amendment No. 1. Capitalized terms used herein shall have the meaning ascribed to them in the Schedule 13D, unless otherwise defined herein.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended such that information about the Investor is removed from Item 2. As a result of the sale of all the beneficial ownership of the Investor to Truth Beauty Limited, a company incorporated under the laws of the British Virgin Islands (“Truth Beauty”), the Investor is no longer a Reporting Person.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The information set forth in or incorporated by reference in Item 2 of the Schedule 13D and Item 5 of this Amendment No. 2 is incorporated by reference in its entirety into this Item 3.

On February 28, 2018, APSOF, APIML, and Jupiter Explorer Limited, a company incorporated in the British Virgin Islands (“Jupiter”), entered into a Share Purchase, Variation, Assignment and Assumption Agreement with the Issuer (the “Assignment Agreement”) whereby APSOF and APIML assigned to Jupiter the 12,500,000 Ordinary Shares issued to APSOF pursuant to the Share Purchase Agreement (as defined in Amendment No. 1) as further described in the Assignment Agreement included as Exhibit 99.14 to this Amendment No. 2 in exchange for Jupiter’s agreement to assume APIML’s obligation to pay US$15,000,000 at Closing (as defined in the Share Purchase Agreement). The foregoing description of the Assignment Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Assignment Agreement, a copy of which is attached hereto as Exhibit 99.14 and is incorporated herein by reference. No funds were received by the Reporting Persons from Jupiter pursuant to the Assignment Agreement.

On February 28, 2018, APSOF and Truth Beauty, entered into a Share Purchase Agreement (the “Splendid Purchase Agreement”) whereby APSOF sold to Truth Beauty one hundred percent of the issued and outstanding share capital of the Investor. The foregoing description of the Splendid Purchase Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Splendid Purchase Agreement, a copy of which is attached hereto as Exhibit 99.15 and is incorporated herein by reference. APSOF received an aggregate of one United States dollar from Truth Beauty pursuant to the Splendid Purchase Agreement.

APSOF, APIML, the Investor, and Truth Beauty entered into an Amendment and Novation Agreement, dated February 28, 2018 (the “Amended Participation Agreement”), pursuant to which APSOF is granted a risk participation interest by Splendid Days in the Ordinary Shares identified on Items 7 through 13 of the cover page to this Amendment No. 2. The material terms of the Amended Participation Agreement are the same as the Participation Agreements with the exception that Truth Beauty is transferred APIML’s rights and obligations under the Participation Agreement. The foregoing description of the Amended Participation Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Amended Participation Agreement, a copy of which is attached hereto as Exhibit 99.16. In connection with the Splendid Purchase Agreement, APIML, the Investor, and Truth Beauty entered into Amendment and Novation Agreements with each of Quality Event Limited, Pacman I Limited, Pacman II Limited, and Fortune Profile Limited on substantially the same terms as the Amended Participation Agreement.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following paragraph prior to the last paragraph thereof:

On February 28, 2018, APIML transferred, pursuant to the Assignment Agreement, 12,500,000 Ordinary Shares to Jupiter which shares which were originally issued to, but not yet paid for by, APSOF in a private placement pursuant to the Share Purchase Agreement.

On February 28, 2018, APSOF transferred, pursuant to the Splendid Purchase Agreement, one hundred percent of the issued and outstanding share capital of the Investor and thereby transferred indirect beneficial ownership of 11,695,511 ADSs issuable upon conversion of convertible notes (the “Convertible Notes”) and 4,778,844 ADSs issuable upon exercise of warrants to purchase ADSs (the “Warrants”) in each case held by the Investor. The Reporting Persons retain beneficial ownership of 2,336,181 ADSs issuable upon conversion of convertible notes (the “Convertible Notes”) and 592,592 ADSs issuable upon exercise of warrants to purchase ADSs (the “Warrants”) pursuant to the Amended Participation Agreement.

Item  5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) Items 7 through 13 of the cover page to this Amendment No. 2 are incorporated herein by reference.

(c) Except for the transactions reported herein, there have been no transactions in the securities of the Issuer effected by any Reporting Person within the last 60 days.

(d) Not applicable.

(e) As a result of the transactions described in Items 3 and 4 above, on February 28, 2018, each of the Reporting Persons ceased to be the beneficial owner of more than five percent (5%) of the outstanding Ordinary Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The information set forth in Items 3 and 4 of this Amendment No. 2 is incorporated by reference in this Item 6.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits
99.1	Joint Filing Agreement (incorporated by reference to the Schedule 13D dated December 21, 2015)

99.2	List of the directors and executive officers of each Reporting Person, persons controlling any Reporting Person and the directors and executive officers of persons in control of any Reporting Person (incorporated by reference to the Schedule 13D dated December 21, 2015)

99.3	Convertible Note and Warrant Purchase Agreement, dated November 24, 2015, by and among The9 Limited, the security providers listed on Schedule 1 attached thereto and Splendid Days Limited (incorporated by reference to the Schedule 13D dated December 21, 2015)

99.4	Form of 12.00% Senior Convertible Note issued to Splendid Days Limited (included in the agreement filed as Exhibit 99.3, which agreement is incorporated by reference to the Schedule 13D dated December 21, 2015)

99.5	Form of Tranche A, Tranche B and Tranche C Warrant to Purchase American Depositary Shares issued to Splendid Days Limited (included in the agreement filed as Exhibit 99.3, which agreement is incorporated by reference to the Schedule 13D dated December 21, 2015)

99.6	Tranche I Warrant to Purchase American Depositary Shares issued to Splendid Days Limited (included in the agreement filed as Exhibit 99.3, which agreement is incorporated by reference to the Schedule 13D dated December 21, 2015)

99.7	Loan Agreement, dated December 8, 2015, by and between Well Ease Limited and Splendid Days Limited (incorporated by reference to the Schedule 13D dated December 21, 2015)

99.8	Participation Agreement, effective as of December 4, 2015, among Splendid Days Limited, Ark Pacific Special Opportunities Fund I, L.P. and Ark Pacific Investment Management Limited (incorporated by reference to the Schedule 13D dated December 21, 2015)

99.9	Participation Agreement, effective as of December 4, 2015, among Splendid Days Limited, Quality Event Limited and Ark Pacific Investment Management Limited (incorporated by reference to the Schedule 13D dated December 21, 2015)

99.10	Participation Agreement, effective as of December 4, 2015, among Splendid Days Limited, Pacman I Limited and Ark Pacific Investment Management Limited (incorporated by reference to the Schedule 13D dated December 21, 2015)

99.11	Participation Agreement, effective as of December 4, 2015, among Splendid Days Limited, Pacman II Limited and Ark Pacific Investment Management Limited (incorporated by reference to the Schedule 13D dated December 21, 2015)

99.12	Participation Agreement, effective as of December 4, 2015, among Splendid Days Limited, Fortune Profile Limited and Ark Pacific Investment Management Limited (incorporated by reference to the Schedule 13D dated December 21, 2015)

99.13	Share Purchase Agreement, effective as of June 7, 2017, by and between The9 Limited and Ark Pacific Special Opportunities Fund I, L.P. (incorporated by reference to Amendment No. 1 dated July 21, 2017)

99.14	Share Purchase, Variation, Assignment and Assumption Agreement, effective as of February 28, 2018, by and between The9 Limited, Ark Pacific Special Opportunities Fund I, L.P., Ark Pacific Investment Management Limited, and Jupiter Explorer Limited

99.15	Share Purchase Agreement, effective as of February 28, 2018, by and between Ark Pacific Special Opportunities Fund I, L.P. and Truth Beauty Limited

99.16	Amendment and Novation Agreement, effective as of February 28, 2018, by and between Splendid Days Limited, Ark Pacific Investment Management Limited, Ark Pacific Special Opportunities Fund I, L.P., and Truth Beauty Limited

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

Dated March 2, 2018

ARK PACIFIC INVESTMENT MANAGEMENT LIMITED

By:	/s/ Damian Juric
Name: Damian Juric
Title: Director

ARK PACIFIC SPECIAL OPPORTUNITIES FUND I, L.P.

By:	/s/ Damian Juric
Name: Damian Juric
Title: Director, General Partner

NG CHI KEUNG KENNETH

By:	/s/ Ng Chi Keung Kenneth